SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                            (Name of Subject Company)

                  CAPITAL REALTY INVESTORS IV LTD. PARTNERSHIP
                         A Maryland limited partnership

                               at $40 Net Per Unit

                                       by

                EQUITY RESOURCE WESTON FUND LIMITED PARTNERSHIP,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

    Transaction Valuation*                              Amount of Filing Fee
          $441,000                                             $88.20

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 11,025 Units at a purchase price of $40 per Unit in the Partnership.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    Not Applicable    Filing Party:   Not Applicable
     Form of Registration No.:  Not Applicable    Date Filed:     Not Applicable

                                  TENDER OFFER

          This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Equity Resource Weston Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") to purchase 11,025 units (the "Units") of limited partnership interests in Capital Realty Investors IV Ltd. Partnership, a Maryland limited partnership (the "Partnership"), at $40 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 17, 2003 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer") and less the $100 transfer fee (per transaction, not per unit) charged by the general partner of the Partnership. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

ITEM 12.        EXHIBITS

         (a)(1)    Offer to Purchase, dated June 17, 2003
         (a)(2)    Transmittal letter, dated June 17, 2003
         (a)(3)    Agreement of Sale and Assignment
         (a)(4)    Summary Advertisement
         (b)       Not applicable
         (c)       Not applicable
         (d)       Not applicable
         (e)       Not applicable
         (f)       Not applicable
         (g)       Not applicable
         (h)       Not applicable

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 17, 2003       Equity Resource Weston Fund Limited Partnership,
                                     a Massachusetts limited partnership

                                     By: /s/ Eggert Dagbjartsson
                                         -------------------------------
                                               Eggert Dagbjartsson
                                               General Partner

                                     Equity Resources Group, Inc.
                                     A Massachusetts Corporation

                                     By: /s/ Eggert Dagbjartsson
                                         -------------------------------
                                               Eggert Dagbjartsson
                                               Executive Vice President

                                     Eggert Dagbjartsson

                                     By: /s/ Eggert Dagbjartsson
                                         -------------------------------
                                               Eggert Dagbjartsson

                                  EXHIBIT INDEX

                                                                     Sequential
Exhibit No.                        Description                       Page Number
-----------         ----------------------------------------         -----------
(a)(1) -            Offer to Purchase, dated June 17, 2003.             4-28

(a)(2) -            Transmittal letter, dated June 17, 2003.             29

(a)(3) -            Agreement of Sale and Assignment                    30-33

(a)(4)              Summary Advertisement                                 34

(b) -               Not applicable.

(c) -               Not applicable.

(d) -               Not applicable.

(e) -               Not applicable.

(f) -               Not applicable.

(g)                 Not applicable

(h)                 Not applicable.

                                                                  EXHIBIT (A)(1)

                           OFFER TO PURCHASE FOR CASH
                                  11,025 Units

                                       OF

                  CAPITAL REALTY INVESTORS IV LTD. PARTNERSHIP

                               at $40 Per Unit by

                 EQUITY RESOURCE WESTON FUND LIMITED PARTNERSHIP

    THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON JULY 17, 2003
                          UNLESS THE OFFER IS EXTENDED.

Equity Resource Weston Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively "Weston Fund" or the "Purchaser"), hereby offers to purchase 11,025 Units ("Units") of limited partnership interests in Capital Realty Investors IV Ltd. Partnership, a Maryland Limited partnership (the "Partnership"). Weston Fund is offering to pay a purchase price of $40 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 17, 2003 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer") and less the $100 transfer fee charged by the general partner of the Partnership. The transfer fee is $100 per transaction, not per unit. For example, a limited partner who sells twenty (20) Units will receive $700 ($800 less the $100 transfer fee). Neither Weston Fund, Equity Resources Group, Inc., Weston Fund's manager nor Eggert Dagbjartsson, Weston Fund's general partner is an affiliate of the Partnership or CRI, Inc the general partner of the Partnership. The Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 15% of all Units outstanding as of the date of the Offer.

The Offer is subject to certain conditions described in this Offer to Purchase. See "THE OFFER--Section 15--Conditions of the Offer." The Offer is not conditioned upon the valid tender of any minimum number of Units. If more than 11,025 Units are validly tendered and not withdrawn, the Purchaser will accept for purchase up to 11,025 Units, on a pro rata basis, subject to the terms and conditions described in the Offer to Purchase, see "THE OFFER--Section 15--Certain Conditions of the Offer." A limited partner of the Partnership (a "Limited Partner") may tender any or all Units owned by that Limited Partner.

The Offer is subject to certain risks described in this Offer to Purchase. See "THE OFFER--Introduction--Risk Factors."

                                    IMPORTANT

Any Limited Partner desiring to tender any or all of the Units held by that Limited Partner should complete and sign the Agreement of Sale accompanying this Offer to Purchase, in accordance with the instructions set forth in the Agreement of Sale, and mail or deliver the Agreement of Sale and any other required documents to Equity Resources Group, Inc., the manager of the Purchaser, at the address set forth on the back cover of this Offer to Purchase, or request his or her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction for him or her.

        No person has been authorized to make any recommendation or any representation on behalf of the Purchaser or to provide any information other than as contained in this Offer to Purchase or in the Agreement of Sale. No recommendation, information, or representation may be relied upon as having been authorized.

Direct questions or requests for assistance or additional copies of this Offer to Purchase or the Agreement of Sale to:

                          EQUITY RESOURCES GROUP, INC.
                                44 BRATTLE STREET
                               CAMBRIDGE, MA 02138
                                 (617) 876-4800
                            Info@equityresources.com

                      [THIS PAGE LEFT INTENTIONALLY BLANK]

                                Table of Contents

SUMMARY TERM SHEET .........................................................

INTRODUCTION ...............................................................   1

RISK FACTORS ...............................................................   3

TENDER OFFER ...............................................................   5
Section 1.   Terms of the Offer ............................................   5
Section 2.   Acceptance for Payment and Payment for Units ..................   5
Section 3.   Procedures for Tendering Units.................................   5
Section 4.   Withdrawal Rights .............................................   7
Section 5.   Extension of Tender Period; Termination; Amendment ............   7
Section 6.   Certain Tax Consequences ......................................   7
Section 7.   Purpose and Effects of the Offer ..............................   9
Section 8.   Future Plans ..................................................  10
Section 9.   Past Contacts and Negotiations With General Partner ...........  10
Section 10.  Certain Information Concerning the Partnership ................  11
Section 11.  Background and Reasons for the Offer ..........................  16
Section 12.  Certain Information Concerning the Purchaser...................  16
Section 13.  Source and Amount of Funds ....................................  17
Section 14.  Voting Power ..................................................  17
Section 15.  Certain Conditions of the Offer ...............................  17
Section 16.  Certain Legal Matters and Required Regulatory Approvals........  17
Section 17.  Fees and Expenses .............................................  18
Section 18.  Miscellaneous .................................................  18

                                   SCHEDULE 1

        Information with respect to the Managers of Equity Resources
         Group, Inc. the Manager of Purchaser (Equity Resources
         Weston Fund) ...................................................... S-1

                                   SCHEDULE 2

         Properties Owned by the Partnership ............................... S-2

                               SUMMARY TERM SHEET

Equity Resource Weston Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively "Weston Fund") is offering to purchase 11,025 Units ("Units") of limited partnership interests in Capital Realty Investors IV Ltd. Partnership, a Maryland Limited partnership (the "Partnership") for $40 per Unit, to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 17, 2003, unless a limited partner was not entitled to receive that distribution and less the $100 transfer fee charged by the general partner of the Partnership. The transfer fee is $100 per transaction, not per unit. For example, a limited partner who sells twenty (20) Units will receive $700 ($800 less the $100 transfer fee). The following are some questions you, as a Limited Partner, may have, and the answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the accompanying documents because the information in this summary is not complete, and additional information is contained in the remainder of this Offer to Purchase.

How do I tender my Units?
In order to tender your Units properly, you must properly complete and execute an Agreement of Sale and deliver it to our address set forth on the enclosed business reply envelope and on the back cover of the offer to purchase not later than the time the offer expires. See "THE OFFER--Section 3--Procedures for Tendering Units."

Who is offering to buy my Units?
Weston Fund is offering to purchase 11,025 Units. Weston Fund is a Massachusetts limited partnership whose general partner is Eggert Dagbjartsson and whose manager is Equity Resources Group, Inc., a Massachusetts corporation which is engaged in real estate investment and consulting. See "THE OFFER--Section 12--Certain Information Concerning the Purchaser."

What are the classes and amounts of securities sought in the offer?
Weston Fund is seeking to purchase 11,025 Units of limited partnership interests in the Partnership. This represents 15% of the Partnership's outstanding Units. See "INTRODUCTION."

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay fees or commissions?
Weston Fund is offering to purchase 11,025 Units ("Units") of limited partnership interests in Capital Realty Investors IV Ltd. Partnership, a Maryland Limited partnership (the "Partnership"). Weston Fund is offering to pay a purchase price of $40 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 17, 2003 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer") and less the $100 transfer fee charged by the general partner of the Partnership. The transfer fee is $100 per transaction, not per unit. For example, a limited partner who sells twenty (20) Units will receive $700 ($800 less the $100 transfer fee). If you tender your Units in the Offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your Units after June 17, 2003, the amount paid to you in the Offer will not be reduced by the amount of any distribution you were not entitled to receive. Limited partners who hold their units in a brokerage account or in trust should consult their advisors concerning brokerage fees, commissions or similar expenses associated with the tender their Units.

Do you have the financial resources to make payment and is your financial condition relevant to my decision to tender in the offer?
The Purchaser expects that approximately $441,000 (exclusive of fees and expenses) will be required to purchase 11,025 Units, if tendered. The Purchaser will obtain those funds from capital contributions from its members, which have an aggregate net worth substantially in excess of the amount required to purchase the 11,025 Units. The Purchaser is not a public company and has not prepared audited financial statements. We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of payment is cash, and we currently have sufficient cash and cash equivalents relative to the consideration to be paid in the offer. See "THE OFFER--Section 13--Source and Amount of Funds."

How long do I have to decide whether to tender in the offer?
You will have at least until 12:00 midnight, Eastern Time, on July 17, 2003, to decide whether to tender your Units in the offer. In addition, if we decide to extend the offering period as described below, you will have an additional opportunity to tender your Units. See "THE OFFER--Section 3--Procedures for Tendering Units."

Can the offer be extended or amended and under what circumstances?
Yes, we may elect to extend the offer: to extend the period of time during which the offer is open; upon the failure of a Limited Partner to satisfy any of the conditions specified in Section 15, to delay the acceptance for payment of, or payment for, any Units; and to amend the offer in any respect (including, without limitation, by increasing or decreasing the offer price). If you do not tender your Units during the initial offering period, you will not have the opportunity to accept the offer. See "THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment."

How will I be notified if the offer is extended?
If we decide to extend the offer, we will send each Limited Partner notification of the extension, not later than 9:00 a.m., Eastern Time, on the business day after the day on which the offer was scheduled to expire. See "THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment."

What are the most significant conditions to the offer?
We are not obligated to purchase any Units in the offer if we have not confirmed to our reasonable satisfaction that, upon purchase of the Units, we will be entitled to receive all distributions, from any source, from the Partnership after June 17, 2003, and that the Partnership will change the address associated with the holder of the Units to our address. See "THE OFFER--Section 15--Certain Conditions of the Offer."

How do I withdraw previously tendered Units?
"To withdraw your Units after you have tendered them, you must deliver a properly executed written notice of withdrawal with the required information to us while you still have the right to withdraw the Units. See 'THE OFFER--Section 4--Withdrawal Rights.'"

Until what time can I withdraw previously tendered Units?
"Until what time can I withdraw previously tendered Units? You can withdraw Units at any time until the offer has expired, and you can withdraw them at any time after the expiration date until we accept Units for payment. See 'THE OFFER--Section 4--Withdrawal Rights.'"

What does the partnership think of the offer?
CRI, Inc, the general partner of the Partnership, is required to respond to this offer. The Purchaser does not currently know what the general partner will recommend to limited partners as to whether or not to tender units pursuant to the offer.

Will there be any change to the Partnership or my Units if I decide not to tender my Units?
It is expected that following the offer, the business and operations of the Partnership will be continued substantially as they are currently being conducted today. We are acquiring the Units for investment purposes only, not with a view toward affecting management of the Partnership. You should note, however, that if we purchase 11,025 Units, the Weston Fund and affiliated funds controlled by Equity Resources Group will own 27.03% of the outstanding Units. Although this would not represent a majority interest, this increase in ownership would give us and our affiliates increased control over any vote of the limited partners. See "THE OFFER--Section 8--Future Plans" and "--Section 14--Voting Power."

What is the market value of my shares as of a recent date?
Partnership Spectrum, a national reporting service covering limited partnerships, reported 6 sales for a total of 125 Units in the Partnership at an average price of $51 per Unit on the informal market "matching service" in the past 12 months. There was 1 reported sale of 15 Units at a price of $60 per Unit in the past sixty days. The Purchaser and its affiliates have purchased 407 Units in the Partnership in the past twelve months at the same price at which it is currently offering to purchase Units. The Purchaser knows of no other sales of Units in the past twelve months. See "INTRODUCTION--Market Value of the Units."

Who can I talk to if I have questions about the offer?
You can call Equity Resources Group, Inc., who is acting as information agent for the offer, at 617-876-4800.

                                  INTRODUCTION

        Equity Resource Weston Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively "Weston Fund" or the "Purchaser"), is offering to purchase 11,025 Units ("Units") of limited partnership interests in Capital Realty Investors IV Ltd. Partnership, a Maryland Limited partnership (the "Partnership"). Weston Fund is offering to pay a purchase price of $40 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 17, 2003 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer") and less the $100 transfer fee charged by the general partner of the Partnership. The transfer fee is $100 per transaction, not per unit. For example, a limited partner who sells twenty (20) Units will receive $700 ($800 less the $100 transfer fee). If you tender your Units in the Offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your Units after June 17, 2003, the amount paid to you in the Offer will not be reduced by the amount of any distribution you were not entitled to receive.

        The Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 15% of the Units outstanding as of the date of the Offer. Neither Weston Fund, its manager, Equity Resources Group, Inc., nor its general partner, Eggert Dagbjartsson is an affiliate of the Partnership. The Offer to Purchase is not conditioned upon the valid tender of any minimum number of Units. If more than 11,025 Units are validly tendered and not withdrawn, the Purchaser will accept for purchase up to 11,025 Units, on a pro rata basis, subject to the terms and conditions described in this Offer to Purchase, see "OFFER--Section 15--Certain Conditions of the Offer." A limited partner of the Partnership (a "Limited Partner") may tender any or all Units owned by that Limited Partner.

PAYMENT OF THE OFFER PRICE

        For those Limited Partners who accept the Offer, a cash payment for Units will be made to those Limited Partners within ten (10) business days following the expiration date of the Offer, as long as Weston Fund has received from those Limited Partners a properly completed and duly executed Agreement of Sale and assurances from the general partner of the Partnership that the address applicable to the holder of those Units will be changed to the Purchaser's address. The Purchasers may accept only a portion of the Units tendered by a Limited Partner in the event a total of more than 11,025 Units are tendereded.

        Given the complicated procedure for transferring limited partnership interests, the potential proration of units, the need to verify correct ownership information of all tendered units and the need to receive assurances that the general partner of the Partnership will allow tendered units to be transferred to the Purchaser, the Purchaser has determined and believes that it may take up to ten days to issue payment for tendered units

MARKET VALUE OF THE UNITS

        Partnership Spectrum, a national reporting service covering limited partnerships, reported 6 sales for a total of 125 Units in the Partnership at an average price of $51 per Unit on the informal market "matching service" in the past 12 months. There was 1 reported sale of 15 Units at a price of $60 per Unit in the past sixty days. The Purchaser and its affiliates have purchased 407 Units in the Partnership in the past twelve months at the same price at which it is currently offering to purchase Units.

NO SELLING COMMISSIONS

        Units sold in the informal market "matching service" usually require payment of a selling commission of the greater of $200 or 8.75%. If you accept the Offer, however, you will not pay any selling commission.

TRANSFER FEES

        If you accept the Offer, a $100 transfer fee will be deducted from your sale proceeds. This transfer fee is charged by the general partner of the Partnership. The transfer fee is $100 per transaction, not per unit. For example, a limited partner who sells twenty (20) Units will receive $700 ($800 less the $100 transfer fee).

PURPOSE OF THE OFFER

The purpose of the Offer is to allow the Purchaser to benefit from any one or a combination of the following:

        . any cash distributions, whether these distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership;

        . any distributions of net proceeds from the sale of assets by the Partnership;

        . any distributions of net proceeds from the liquidation of the Partnership;

        . any cash from any redemption of the Units by the Partnership, and

        . any proceeds that may be received by the Limited Partners or by the Partnership as a result of any litigation. The Purchaser is not aware of any current or pending litigation involving the Partnership.

        The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 11,025 Units are tendered and not withdrawn, the Purchaser will accept up to 11,025 of the tendered Units on a pro rata basis, subject to the terms and conditions described in this Offer to Purchase. See "THE OFFER-Section 15--Certain Conditions of the Offer. The Purchaser expressly reserves the right, in its sole discretion and for any reason, to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so.

CERTAIN INFORMATION ABOUT THE PARTNERSHIP

        The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance with that act, is required to file reports and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial condition and other matters. These reports and other information may be inspected at the public reference facilities maintained by the SEC at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the SEC located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates or from the SEC's Website at http://www.sec.gov.

        The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. The Schedule TO and any amendments to the Schedule TO, including exhibits, may be inspected and copies may be obtained from the SEC in the manner specified above.

        According to publicly available information, there were 73,500 Units issued and outstanding held by approximately 5,796 limited partners on March 31, 2003.

        Information contained in this Offer to Purchase which relates to, or represents statements made by, the Partnership, has been derived from information provided in reports and other information filed with the SEC by the Partnership.

        Limited Partners are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender their Units in the Offer.

                                  RISK FACTORS

Before making a decision whether or not to accept the Offer, you should consider the following Risk Factors:

In making the Offer, there has been no third party valuation or appraisal.

No independent party has been retained by Weston Fund or any other person to evaluate or render any opinion to Limited Partners with respect to the fairness of the Offer Price, and no representation is made as to any fairness or other measures of value that may be relevant to Limited Partners. In making the Offer, Weston Fund has not based its valuation of the properties owned by the Partnership on any third-party appraisal or valuation and it is uncertain whether the Offer Price reflects the value that would be realized upon the sale of Units by a Limited Partner to a third party. We urge Limited Partners to consult their own financial and tax advisors in connection with the Offer.

The Offer Price may not represent fair market value of Units.

There is no established or regular trading market for Units, nor is there another reliable standard for determining the fair market value of the Units. The Offer Price does not necessarily reflect the price that Limited Partners might receive in an open market sale of Units. Those prices could be higher than the Offer Price.

The Offer Price does not take into account any future prospects of the Partnership.

The Offer Price is speculative in nature and does not ascribe any value to potential future improvements in the operating performance of the Partnership's properties.

The Offer Price may not represent the value that a Limited Partner might receive upon a liquidation of the Partnership.

Although a liquidation of the Partnership is not anticipated in the near future, you might receive more value if you retain Units until the Partnership is liquidated. The actual proceeds which might be obtained upon liquidation of the Partnership are highly uncertain and could be more than the Offer Price. Limited Partners are not required to accept the Offer and tender their Units.

There may be conflicts of interest with respect to the Offer.

Weston Fund is making the Offer with a view toward making a profit. Accordingly, there is a conflict between Weston Fund's desire to acquire your Units at a low price and your desire to sell your Units at a high price. Weston Fund's intent is to acquire the Units at a discount to the value Weston Fund might ultimately realize from owning the Units. Although Weston Fund cannot predict the future value of the Partnership assets on a per Unit basis, the Offer Price could differ significantly from the net proceeds that could be realized from a current sale of the properties owned by the Partnership or that may be realized upon future liquidation of the Partnership.

We may conduct future offers at a higher price.

It is possible that we may conduct a future offer at a higher price than the Offer Price. That decision will depend on, among other things, the performance of the Partnership, prevailing economic conditions and our interest in acquiring additional Units.

If you accept the Offer and sell your Units, you may recognize taxable gain on your sale.

A sale of Units in the Offer will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the Units you transfer to us. The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners and we urge you to consult your own tax advisor in connection with the Offer.

If you accept the Offer and sell your Units, you will lose the right to share in the future profits of the Partnership.

Limited Partners who sell their Units will be giving up the opportunity to participate in any future potential benefits associated with ownership of Units, including the right to participate in any future distribution of cash or property.

The Purchaser has not engaged a depository to hold tendered units until payment.

A depository is an independent agent who holds tendered units until payment. The Purchaser has not engaged a depository for the Offer and the transfer of units will not be dependent on a depository's determination that payment has been made. The primary risk associated with the Purchaser's decision to not engage a depository is that the Purchaser will have access to tendered units before all terms of the Offer (including payment for the Units) are complete.

The offer will increase our stake in the Partnership.

Weston Fund and its affiliates currently own 8,843 of the Partnership's outstanding Units. If Weston Fund purchases 11,025 Units, Weston Fund and its affiliates will own 27.03% of the Partnership's outstanding Units. Although this would not represent a majority interest, this increase in ownership would give Weston Fund and its affiliates increased control over any vote of the Limited Partners.

                                    THE OFFER

SECTION 1.  TERMS OF THE OFFER.

        Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 11,025 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on July 17, 2003, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire.

        The Offer is conditioned on satisfaction of certain conditions. See "Offer--Section 15--Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if:

..     the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units, the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after June 17, 2003, and that the Partnership will change the address applicable to the holder of the Units tendered in the Offer to Purchaser's address;

..     the Agreement of Sale is not properly completed and duly executed.

        Purchaser reserves the right (but shall not be obligated) to waive any or all of these conditions. If any or all of those conditions have not been satisfied or waived by the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered,
(ii) terminate the Offer and return all tendered Units to tendering Limited Partners, (iii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, purchase all Units validly tendered, (iv) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or
(v) otherwise amend the Offer.

SECTION 2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

        If fewer than 11,025 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all of those Units so tendered.

        If more than 11,025 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 11,025 Units so tendered, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units.

        In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will announce the final results of proration as soon as practicable, but in no event, later than five (5) business days following the Expiration Date. A letter announcing the final results of proration will be mailed to all tendering limited partners and a press release announcing the final results of proration will be released. Purchaser will not pay for any Units tendered until after the final results of proration have been determined.

        If, prior to the Expiration Date, the Purchaser increases the Offer Price, the increased Offer Price will be paid for all Units accepted for payment pursuant to the Offer, whether or not those Units were tendered prior to such increase.

SECTION 3.  PROCEDURES FOR TENDERING UNITS.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Weston Fund at its address set forth on the back cover of this Offer to Purchase, on or prior to the Expiration Date and not withdrawn prior to the Expiration Date. A Limited Partner may tender any or all Units owned by that Limited Partner. At least ten (10) business days will remain in the offer in the event the offer price is reduced by any distributions with respect to the Units.

        The delivery of the Agreement of Sale will be deemed made only when actually received by Weston Fund. Sufficient time should be allowed by a Limited Partner electing to tender Units in the Offer to ensure timely delivery.

Backup Federal Income Tax Withholding. A tendering Limited Partner must verify that Limited Partner's correct taxpayer identification number or social security number, as applicable, and make certain warranties and representations that it is not subject to backup federal income tax withholding as set forth in the Agreement of Sale. Any Limited Partner wishing to tender Units under the Offer who is subject to backup withholding, including nonresident aliens and foreign corporations, should contact the Purchaser's information agent for information regarding the tender procedure for limited partners subject to backup withholding.

Tenders by Beneficial Holders. A tender of Units can only be made by the Registered Owner of those Units, and the party whose name appears as Registered Owner must tender those Units on behalf of any beneficial holder, as set forth in the "Instructions" to the Agreement of Sale.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the form of documents and validity, eligibility (including time of receipt), and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.

Other Requirements. By executing and delivering the Agreement of Sale, a tendering Limited Partner (who does not properly withdraw acceptance of the Offer prior to the Expiration Date) irrevocably appoints the Purchaser as that Limited Partner's proxy, with full power of substitution. All proxies are irrevocable and coupled with an interest in the tendered Units and empower the Purchaser to exercise all voting and other rights of such Limited Partner as it in its sole discretion may deem proper at any meeting of Limited Partners. The complete terms and conditions of the proxy are set forth in the Agreement of Sale.

        By executing and delivering the Agreement of Sale, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its designees as the Limited Partner's attorneys-in-fact. This appointment will be effective upon Purchaser's payment for the Units. The complete terms and conditions of the Power of Attorney are set forth in the Agreement of Sale.

        By executing and delivering the Agreement of Sale, a tendering Limited Partner will irrevocably assign to the Purchaser and its assignees all right, title, and interest that the Limited Partner has to the Units, including, without limitation, any and all distributions made by the Partnership after June 17, 2003, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date and whether those distributions are classified as a return on, or a return of, capital. The complete terms and conditions of the assignment of the Units are set forth in the Agreement of Sale.

        By executing the Agreement of Sale, a tendering Limited Partner represents that either:

        . the Limited Partner is not a "plan" subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R Section 2510-3-101 of any "plan"; or

        . the tender and acceptance of Units pursuant to the applicable Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

        By executing the Agreement of Sale, a tendering Limited Partner also agrees that regardless of any provision in the Partnership's Agreement of Limited Partnership which provides that a transfer is not effective until a date subsequent to the date of any transfer of Units under the Offer, the Offer Price will be reduced by any distributions with respect to the Units after June 17, 2003, whether those distributions are classified as a return on, or a return of, capital, unless, with respect to a limited partner, that limited partner was not entitled to receive that distribution.

        Limited Partners will not have any appraisal or dissenters' rights with respect to or in connection with the Offer.

SECTION 4.  WITHDRAWAL RIGHTS.

        Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time prior to the end of the extension period. In addition, limited partners have a right to withdraw tendered shares at any time after the expiration of the offer until we accept Units for payment. Tendering limited partners will additionally have withdrawal rights as provided under Exchange Act 14(d)(5).

        In order for a withdrawal to be effective, a signed, written transmission notice of withdrawal must be timely received by the Purchaser at its address set forth on the last page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, and the number of Units to be withdrawn. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following the procedures described in Section 3.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

SECTION 5.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

        The Purchaser expressly reserves the right, in its sole discretion, at any time: to extend, for a specific period of time, the Offer's expiration date; and to amend the Offer in any respect (including, without limitation, by increasing or decreasing the Offer Price). In previous offers for units in this and other partnerships, the Purchaser has chosen to extend the offer period for 10 to 20 business days. The Purchaser may chose, in its sole discretion, to extend the Offer in the same manner, but does not plan to extend the Offer beyond 20 business days.

        Any extension, or amendment will be followed as promptly as practicable by a mailing notifying each Limited Partner, the mailing in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. Any extension or amendment will be announced by press release on the date of the amendment or extension in accordance with Rule 14e-1(d). Any mailing or press release announcing an amendment or extension will include the approximate number of Units tendered at the time of the extension or amendment.

        If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by the rules and regulations of the SEC. The minimum period during which an Offer must remain open following a material change in the terms of the Offer or of information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought, however, a minimum ten-business-day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday, or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

        Because Purchaser is offering to purchase less than 100% of the Units, there will be no "subsequent offering period" as defined in Rule 14d-11 of the Exchange Act.

SECTION 6.  CERTAIN TAX CONSEQUENCES

        The following is a summary of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the Offer. All of the foregoing are subject to change, and any change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular Limited Partner in light of that Limited Partner's specific circumstances, or that may be relevant to Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THAT LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

        Consequences to tendering Limited Partners. A Limited Partner will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and
(ii) that Limited Partner's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Limited Partner for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). The amount of a Limited Partner's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon that Limited Partner's particular circumstances and will be affected by allocations of Partnership taxable income or loss to a Limited Partner with respect to those Units, and distributions to a Limited Partner. In this regard, tendering Limited Partners will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the last day of the month preceding the effective date of the sale.

        Subject to Code Section 751 (discussed below), the gain or loss recognized by a Limited Partner on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Limited Partner as a capital asset. Changes to the federal income tax laws in recent years modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than one year will be taxed at long-term capital gain rates not exceeding 20 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates, up to a maximum rate of
39.6 percent. To the extent of depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum rate of 25 percent is imposed (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Limited Partner with respect to the disposition of the Units may be subject to this maximum 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

        Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and non-corporate taxpayer can carry forward such capital losses indefinitely). In addition, corporations (but not non-corporate taxpayers) are allowed to carry back excess capital losses to the three preceding taxable years.

        A portion of Limited Partner's gain or loss on a sale of a Unit pursuant to the Offer may be treated as ordinary income or loss. That portion will be determined by allocating a Limited Partner's amount realized for a Unit between amounts received in exchange for all or a part of the Limited Partner's interest in the Partnership attributable to "Section 751 items" and non-Section 751 items. Section 751 items include "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751. The difference between the portion of the Limited Partners amount realized that is allocable to Section 751 items and the portion of the Limited Partner's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss. The difference between the Limited Partner's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Limited Partner as a capital asset.

        Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any taxable year only to the extent of that person's passive activity income for such year. Closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset such losses against portfolio income. If a Limited Partner is subject to these restrictions and has unused passive losses from prior years, those losses will generally become available upon a sale of Units, provided the Limited Partner sells all of his or her Units. If a Limited Partner does not sell all of his or her Units, the deductibility of those losses would continue to be subject to the passive activity loss limitation until the Limited Partner sells his or her remaining Units.

        Gain realized by a foreign Limited Partner on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Purchaser will withhold 10% of the amount realized by a tendering Limited Partner from the Purchase Price payable to that Limited Partner unless the Limited Partner properly completes and signs the Agreement of Sale certifying the accuracy of the Limited Partner's TIN and address, and that the Limited Partner is not a foreign person. Amounts withheld are creditable against a foreign Limited Partner's federal income tax liability. If amounts withheld are in excess of such liability, a refund can be obtained.

        A Limited Partner who tenders Units must file an information statement with his or her federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Limited Partner must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferors and transferees within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year).

        Consequences to a non-tendering Limited Partner. Purchaser anticipates that a Limited Partner who does not tender his or her Units will not realize any material federal income tax consequences as a result of the decision not to tender.

SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER.

        The Purchaser is making the Offer for investment purposes with a view towards making a profit. The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units. No independent party has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made as to the fairness of the Offer Price. The Purchaser may in the future seek to acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. However, the Purchaser has no plans that relate to or would result in:

        .       any extraordinary transaction, such as a merger, consolidation or liquidation, involving the Partnership;

        .       any purchase, sale or transfer of a material amount of assets of the Partnership;

        .       any material change in the distribution policy of the
Partnership or in its capitalization or indebtedness;

        .       any change in the present Board of Directors or management of the Partnership or the General Partner;

        .       any material change in the Partnership's structure or business;

        .       any class of securities of the Partnership to be listed or delisted; or

        .       any class of securities of the Partnership to become eligible for termination of registration under the Exchange Act.

        The Purchaser established the Offer Price based on its own review of the Partnership, taking into account primarily the prices paid by the Purchaser in its most recent purchases of Units. Based on its belief that there have been no material changes in the Partnership since the date of its last offer, the Purchaser determined to offer to purchase Units at the same price it has purchased Units at over the previous twelve months. The Purchaser was unable to determine a net asset value (NAV) or liquidation value for the Partnership because of the Partnership's two-tiered structure. The Partnership currently holds limited partnership interests in twenty-one limited partnerships (the "Local Partnerships"). The majority of the Local Partnerships own low-income housing projects that are subject to government regulations limiting the amount of money that the Local Partnerships can distribute to the Partnership. Government regulations also limit the properties' rent levels and may limit the Local Partnerships' ability to refinance or sell these properties. As a result of the Partnership's two-tiered structure, government regulated income restrictions and the potential inability to sell or refinance a portion of the Partnership's assets, the Purchaser's offer price may be viewed as speculative in nature. The Purchaser reviewed the Partnership's Annual Report on Form 10-K for the year ended December 31, 2002 ("2002 10 K") and its quarterly report on Form 10-Q for the period ended March 31, 2003.

        Other measures of value may be relevant to a Limited Partner, and all Limited Partners are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial, or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership. The purpose of the Offer is to allow the Purchaser to benefit to the greatest extent possible from any one or a combination of the following:

        .       any cash distributions, whether those distributions are
classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership;

        .       any distributions of net proceeds from the sale of assets by the
Partnership;

        .       any distributions of net proceeds from the liquidation of the
Partnership;

        .       any cash from any redemption of the Units by the Partnership,
and

        .       any proceeds that may be received by the Limited Partners or by the Partnership as a result of litigation (the Purchaser is not aware of any current or pending litigation involving the Partnership).

Price Range of Units; Lack of Public Market. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by the American Partnership Board, which publishes sell offers by holders of Units) are the only means available to a Limited Partner to liquidate an investment in Units (other than by accepting the Offer) because the Units are not listed or traded on any national securities exchange or quoted on NASDAQ. The Purchaser and its affiliates have purchased 407 Units in the Partnership in the past twelve months.

SECTION 8.  FUTURE PLANS.

Future Plans of the Purchaser The Purchaser is acquiring the Units pursuant to the Offer for investment purposes. The Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. The Purchaser does not currently have any plan or purpose (either formal of informal) of acquiring limited partnership units in a series of successive and periodic offers in order to acquire units over time at the lowest possible price at which unit holders are willing to sell. The Purchaser is, however, involved in the business of acquiring units in limited partnerships and may conduct future offers for units in the Partnership. Though the Purchaser does not currently have a time frame or plan in place for future offers, it believes the best time to conduct offers are generally at the end of the year and shortly after tax season. This belief is based on the fact that one of the primary factors in a limited partners decision concerning the offer is the elimination of ongoing tax consequences and filing requirements. If the Purchaser does conduct future offers, it will determine pricing for those offers based on its valuation of the Partnership at the time of offer.

Future Plans of the Partnership. Except as otherwise set forth in this Offer to Purchase, it is expected that following the Offer, the business and operations will be continued substantially as they are currently being conducted. For a description of the Partnership's business, Limited Partners are urged to review the Partnership's 2002 10-K and its 10-Q for the period ended March 31, 2003.

SECTION 9.  PAST CONTACT AND NEGOTIATIONS WITH GENERAL PARTNER.

        Since 1983, and continuing until the date of this Offer, various affiliates of the Purchaser have engaged in ongoing conversations and exchanges of correspondence with various affiliates of the Partnership and affiliates of the general partner of the Partnership with regard to these affiliates' ownership of Units and other partnership interests in which the general partner of the Partnership is affiliated. These conversations have principally involved requests to obtain the list of Limited Partners and other information concerning the Partnership. No discussions have taken place between the Purchaser and its affiliates and the Partnership and its affiliates with regard to this Offer.

SECTION 10. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

        Except as otherwise indicated, information contained in this Section 10 is based on filings made by the Partnership with the SEC. The Purchaser has no information that any statements contained in this Section 10 are untrue and cannot verify the accuracy or completeness of any information derived from those filings. The Purchaser cannot verify any failure by the Partnership to disclose events unknown to the Purchaser that may have occurred and/or may affect the significance or accuracy of any information contained in this Section 10.

        The Partnership is a limited partnership formed under the Maryland Revised Uniform Limited Partnership Act on December 7, 1983. On June 13, 1984, the Partnership commenced offering 75,000 units of limited partner interest through a public offering. The Partnership closed the offering on August 31, 1984, when 73,500 units of limited partnership interest became fully subscribed.

        The General Partners of the Partnership are C.R.I., Inc. (CRI), which is the Managing General Partner, and current and former shareholders of CRI. Services for the Partnership are performed by CRI, as the Partnership has no employees of its own.

        The Partnership was formed to invest in real estate, which is the Partnership's principal business activity, by acquiring and holding a limited partner interest in limited partnerships (Local Partnerships). The Partnership originally made investments in 47 Local Partnerships. As of December 31, 2002, the Partnership retained investments in 25 Local Partnerships. Each of these Local Partnerships owns and operates a federal or state government-assisted apartment complex, which provides housing principally to the elderly and/or to individuals and families of low or moderate income, or a conventionally financed apartment complex. The original objectives of these investments, not necessarily in order of importance, were to:

        (i)     preserve and protect the Partnership's capital;

        (ii) provide, during the early years of the Partnership's operations, current tax benefits to the partners in the form of tax losses which the partners could use to offset income from other sources;

        (iii) provide capital appreciation through increases in the value of the Partnership's investments and increased equity through periodic payments on the indebtedness on the apartment complexes; and

        (iv) provide cash distributions from sale or refinancing of the Partnership's investments and, on a limited basis, from rental operations.

        The Local Partnerships in which the Partnership invested were organized by private developers who acquired the sites, or options thereon, applied for mortgage financing and applicable mortgage insurance and/or subsidies, and, who generally remain as the local general partners in the Local Partnerships. In most cases, the local general partners of the Local Partnerships retain responsibility for maintaining, operating and managing the projects. However, in the event of non-compliance with the Local Partnerships' partnership agreements, the local general partner may be removed and replaced with another local general partner or with an affiliate of the Partnership's Managing General Partner. As of December 31, 2002, the Partnership's investment portfolio currently consisted of the following limited partnerships:

        PARTNERSHIP                                           LOCATION
        -----------                                           --------
        Asbury Tower                                   Asbury Park, NJ
        Campbell Terrace                                   Chicago, IL
        Canonsburg House                                Canonsburg, PA
        Cedar Point                                    Springfield, IL
        Char House                                       Charleroi, PA
        Chippewa County                             Chippewa Falls, WI
        Clearfield Hills II                             Clearfield, UT
        Crescent Gardens                                    Wilson, NC
        Fairway Park Apts.                               Naperville, I
        Glenridge Gardens                                  Augusta, ME
        Hale Ohana                                    Koloa, Kauai, HI
        Harborview Apartments           St. Croix, U.S. Virgin Islands
        Jewish Federation                              Cherry Hill, NJ
        Liberty Tower                                   California, PA
        Madison                                       Grand Rapids, MI
        Mary Allen West Tower                            Galesburg, IL
        Northridge Park                                    Salinas, CA
        Pilgrim Tower East                                Pasadena, CA
        Pilgrim Tower North                               Pasadena, CA
        Riverview Manor                              Fort Atkinson, WI
        Thornwood House                            University Park, IL
        Tradewinds Terrace                           Traverse City, MI
        Valley View                                       Rockford, IL
        Wellington Woods                                  Clarkson, NY
        Westport Village                                  Freeport, IL

        In January 2003, the Partnership's interests in Wellington Woods, Canonsburg, Char House and Liberty Towers were transferred to the entities holding purchase money notes on those properties. As of May 15, 2003, the local managing general partner of Campbell Terrace Associates is negotiating a contract to sell the property owned by that local partnership. The Purchaser has no further information regarding those negotiations and there are no assurances that a sale of the property will occur. For more information on these transactions and on the Partnership's remaining limited partnerships, please see the Partnership's 2002 10-K and its 10-Q for the period ended March 31, 2003.

Originally Anticipated Term of Partnership; Alternatives. The Partnership was formed to invest in real estate by acquiring and holding a limited partnership interest in limited partnerships that own and operate federal or state government-assisted or conventionally financed apartment properties located throughout the United States. The Partnership shall continue until December 31, 2038 unless sooner dissolved in accordance with the Partnership Agreement.

Selected Financial and Property-Related Data. Set forth on the following pages is a summary of certain financial and statistical information with respect to the Partnership, all of which has been excerpted or derived from the Partnership's most recent Form 10K for the year ended December 31, 2002. More comprehensive financial and other information is included in those reports and other documents filed by the Partnership with the SEC, and the following summary is qualified in its entirety by reference to those reports and other documents and all the financial information and related notes contained in those reports.

                  CAPITAL REALTY INVESTORS IV LTD. PARTNERSHIP
                           CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31, 2002

                                                                      For the years ended
                                                                          December 31,
                                                                    2002              2001
                                                               --------------    --------------
                          ASSETS

Investments in and advances to partnerships                    $   12,763,288    $   13,097,636
Investment in partnerships held for sale or transfer                3,037,231        10,760,494
Investment in partnerships held in escrow                           3,006,602         3,084,883
Cash and cash equivalents                                           4,862,869         4,816,347
Acquisition fees, principally paid to related parties,
 net of accumulated amortization of
 $217,097 and $249,448, respectively                                  259,342           332,410
  Property purchase costs, net of accumulated
   amortization of $164,138 and $212,838, respectively                188,018           275,379
Other assets                                                              113               163
                                                               --------------    --------------

      Total assets                                             $   24,117,463    $   32,367,312
                                                               ==============    ==============

            LIABILITIES AND PARTNERS' DEFICIT

Due on investments in partnerships                             $   22,955,081    $   27,732,019
Accrued interest payable                                           94,373,145        94,666,676
Accounts payable and accrued expenses                                 161,982           126,219
                                                               --------------    --------------

      Total liabilities                                           117,490,208       122,524,914
                                                               --------------    --------------

Commitments and contingencies

Partners' deficit:

  Capital paid in:
    General Partners                                                    2,000             2,000
    Limited Partners                                               73,501,500        73,501,500
                                                               --------------    --------------

    Less:
    Accumulated distributions to partners                          (9,746,963)       (9,122,210)
    Offering costs                                                 (7,562,894)       (7,562,894)
    Accumulated losses                                           (149,566,388)     (146,975,998)
                                                               --------------    --------------

      Total partners' deficit                                     (93,372,745)      (90,157,602)
                                                               --------------    --------------

      Total liabilities and partners' deficit                  $   24,117,463    $   32,367,312
                                                               ==============    ==============

                  CAPITAL REALTY INVESTORS IV LTD. PARTNERSHIP
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                      For the years ended
                                                                          December 31,
                                                                    2002              2001
                                                               --------------    --------------
Share of income from partnerships                              $    1,887,657    $    1,192,973
                                                               --------------    --------------

Other revenue and expenses:
  Revenue:
    Gain from extinguishment of debt                                6,062,288        16,778,654
    Interest                                                           62,631           231,154
                                                               --------------    --------------

                                                                    6,124,919        17,009,808
  Expenses:
    Interest                                                        9,642,079        10,280,813
    Management fee                                                    375,000           375,000
    General and administrative                                        306,285           300,569
    Professional fees                                                 256,692           197,141
    Amortization of deferred costs                                     22,910            37,874
                                                               --------------    --------------

                                                                   10,602,966        11,191,397

      Total other revenue and expenses                             (4,478,047)        5,818,411
                                                               --------------    --------------

(Loss) income before gain on disposition of investments in
 partnerships                                                      (2,590,390)        7,011,384

Gain on disposition of investments in partnerships                         --           719,413
                                                               --------------    --------------

Net (loss) income                                              $   (2,590,390)   $    7,730,797
                                                               ==============    ==============

Net (loss) income allocated to General Partners (1.51%)        $      (39,115)   $      116,735
                                                               ==============    ==============

Net (loss) income allocated to Initial and Special Limited
 Partners (1.49%)                                              $      (38,597)   $      115,189
                                                               ==============    ==============

Net (loss) income allocated to Additional Limited
 Partners (97%)                                                $   (2,512,678)   $    7,498,873
                                                               ==============    ==============

Net (loss) income per unit of Additional Limited Partner
 Interest, based on 73,500 units outstanding                   $       (34.19)   $       102.03
                                                               ==============    ==============

                  CAPITAL REALTY INVESTORS IV LTD. PARTNERSHIP
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                      For the years ended
                                                                          December 31,
                                                                    2002              2001
                                                               --------------    --------------
Cash flows from operating activities:
  Net (loss) income                                            $   (2,590,390)   $    7,730,797

  Adjustments to reconcile net (loss) income to net cash
   used in operating activities:
    Share of income from partnerships                              (1,887,657)       (1,192,973)
    Amortization of deferred costs                                     22,910            37,874
    Gain on disposition of investments in partnerships                     --          (719,413)
    Gain from extinguishment of debt                               (6,062,288)      (16,778,654)

    Changes in assets and liabilities:
      Decrease (increase) in advances to partnerships                  54,500            (9,257)
      Decrease (increase) in other assets                                  50              (163)
      Increase in accrued interest payable                          9,642,079        10,280,813
      Payment of purchase money note interest                        (276,506)         (408,320)
      Increase (decrease) in accounts payable and accrued
       expenses                                                        35,763          (348,109)
                                                               --------------    --------------

        Net cash used in operating activities                      (1,061,539)       (1,407,405)
                                                               --------------    --------------

Cash flows from investing activities:
  Receipt of distributions from partnerships                        1,849,933           842,573
  Proceeds from disposition of investments in partnerships          5,476,101         1,135,324
  Decrease in sales proceeds receivable                                    --         1,545,628
                                                               --------------    --------------

        Net cash provided by investing activities                   7,326,034         3,523,525
                                                               --------------    --------------

Cash flows from financing activities:
  Payment of purchase money note principal                         (1,925,000)          (25,000)
  Payoff of purchase money notes and related interest              (3,668,220)       (4,590,324)
  Distribution to General Partners and Initial and
   Special Limited Partners                                           (37,857)               --
  Distributions to Additional Limited Partners                       (586,896)         (733,670)
                                                               --------------    --------------

        Net cash used in financing activities                      (6,217,973)       (5,348,994)
                                                               --------------    --------------

Net increase (decrease) in cash and cash equivalents                   46,522        (3,232,874)

Cash and cash equivalents, beginning of year                        4,816,347         8,049,221
                                                               --------------    --------------

Cash and cash equivalents, end of year                         $    4,862,869    $    4,816,347
                                                               ==============    ==============

Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                       $    1,992,788    $    1,365,582
                                                               ==============    ==============

Other Information. The Partnership is subject to the reporting requirements of the Exchange Act and accordingly is required to file reports and other information with the SEC relating to its business, financial results and other matters. These reports and other documents may be inspected at the SEC's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rates, and at the regional offices of the SEC located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies should be available by mail upon payment of the SEC's customary charges by writing to the SEC's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and other information filed electronically with the SEC, the address of which is http://www.sec.gov.

Cash Distributions History. On April 27, 2001, the Partnership made a cash distribution of $733,670 ($10.00 per Unit) to Additional Limited Partners who were holders of record as of April 1, 2001. The distribution was a result of the sale of Wollaston Manor. On June 28, 2002, the Partnership made a cash distribution of $586,896 ($8.00 per Unit) to Additional Limited Partners who were holders of record as of June 1, 2002. The distribution was a result of the sales of DeAngelis Manor and Matthew XXV. On September 11, 2002, the Partnership made a cash distribution of $37,857 to the General Partners and Initial and Special Limited Partners. The distribution was a result of cash resources accumulated from operations and distributions from Local Partnerships. A review of the Partnership Agreement indicated that these amounts should have been distributed in prior years when distributions had been made only to the Additional Limited Partners.

SECTION 11.  BACKGROUND AND REASONS FOR THE OFFER.

        The Purchaser is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase the Units in furtherance of that strategy. The Purchaser and its affiliates have been in this business since 1981. The Units acquired as a result of the Offer will be held as long-term investments and not with a view to a resale. The Purchaser does not acquire general partner interests nor is it engaged in property management. The Purchaser does not currently intend to establish control of the Partnership in the future through subsequent tender offers or other purchasers of Units.

SECTION 12. CERTAIN INFORMATION CONCERNING THE PURCHASER.

        The Purchaser is a Massachusetts limited partnership which holds limited partnership interests in real estate with other limited partnerships. The Manager of the Purchaser is Equity Resources Group, Inc., a Massachusetts corporation ("Manager"), which is controlled by Eggert Dagbjartsson ("ED"), who is also the general partner of the Purchaser. ERG is engaged in real estate investment and consulting. The Purchaser's, ERG's and Mr. Dagbjartsson's offices are located at 44 Brattle Street Cambridge, MA 02138. For certain information concerning the members of the Manager, see Schedule 1 to this Offer to Purchase.

        Except as otherwise set forth in this Offer to Purchase,

        . neither the Purchaser, Manager, or ED, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser beneficially owns or has a right to acquire any Units;

        . neither the Purchaser, Manager, or ED, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Units;

        . neither the Purchaser, Manager, or ED, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations;

        . there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the SEC between the Purchaser, Manager, or ED, or, to the best knowledge of the Purchaser, any of the persons listed on
                Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and

        . there have been no contracts, negotiations, or transactions between the Purchaser, Manager, or ED, or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer (other than as described in Section 8 of this Offer) or other acquisition of securities, an election or removal of the General Partner, or a sale or other transfer of a material amount of assets.

SECTION 13.  SOURCE AND AMOUNT OF FUNDS.

        The Purchaser expects that approximately $441,000 (exclusive of fees and expenses) will be required to purchase 11,025 Units, if tendered. The Purchaser will either use cash on hand or will obtain those funds from capital contributions from its members, each of whom have an aggregate net worth substantially in excess of the amount required to be contributed to the Purchaser to purchase the 11,025 Units. The Purchaser is not a public company and has not prepared audited financial statements. The Purchaser and its members have adequate cash and cash equivalents to fund payment to selling limited partners. As of June 13, 2003, the Purchaser had $500,000 in cash on hand. The members of the Partnership have informed the Partnership that they will contribute any amount required to purchase the 11,025 Units. No third party financing is required in connection with the Offer. The Purchaser represents to all tendering Limited Partners that the Purchaser has the financial wherewithal to accept for payment and thereby purchase all 11,025 Units that the Purchaser has offered to purchase in this Offer to Purchase. No alternative-financing plan exists.

SECTION 14.  VOTING POWER.

        The Purchaser and funds controlled by Equity Resources Group currently own 8,843 of the Partnership's outstanding Units. If the Purchaser purchases an additional 11,025 Units, the Purchaser and the funds controlled by Equity Resources Group will own 27.03% of the Partnership's outstanding Units. Although this would not represent a majority interest, this increase in ownership would give the Purchaser and its affiliates increased control over any vote of the Limited Partners.

SECTION 15.  CERTAIN CONDITIONS OF THE OFFER

        Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if: the general partner of the Partnership or its transfer agent are unable to confirm after being contacted by the Purchaser that, upon the purchase of the Units, the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after June 17, 2003, and that the Partnership will change the address associated with the holder of the Units to Purchaser's address; or the Agreement of Sale is not properly completed and duly executed.

        Limited partners may independently confirm the satisfaction of the first condition of this Section 15 by contacting the general partner of the Partnership at the telephone number located in Section 10 of the Offer. The conditions set forth in this Section 15 are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances giving rise to that condition. The conditions set forth in this Section 15 may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion on or prior to the expiration of the offer. The failure by the Purchaser at any time on or prior to the expiration of the offer to exercise these rights will not be deemed a waiver of those rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time on or prior to the expiration of the offer. Any determination by the Purchaser concerning the events described in this Section 15 will be final and binding upon all parties. The Purchaser confirms that it has disclosed all conditions of the Offer and that all conditions of the Offer must be satisfied prior to the expiration of the Offer.

SECTION 16.  CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS.

        Except as set forth in this Offer to Purchase, based on its review of filings made by the Partnership with the SEC and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units in the Offer. In addition, the Purchaser is not aware of any filings, approvals, or other actions by or with any domestic, foreign, or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any approval or other action be required, there can be no assurance that any additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain that approval. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions. See "THE OFFER--Section 15--Certain Conditions of the Offer."

        Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated under the HSR Act by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe that any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

        State Takeover Laws. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer, nor any action taken in connection with the Offer, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Units tendered.

SECTION 17.  FEES AND EXPENSES

        Equity Resources Group, Inc. has been retained by the Purchaser to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services in an amount not in excess of $5,000 in connection with the Offer and will be indemnified against certain liabilities and expenses in connection with its service as the Information Agent.

        Except as set forth in this Section 17, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks, trust companies, and other nominees, if any, will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

SECTION 18.   MISCELLANEOUS.

        The Offer is not being made to (nor will tenders be accepted from or on behalf of) Limited Partners in any jurisdiction in which the making of the Offer or the acceptance of Units tendered in the Offer would not be in compliance with the laws of that jurisdiction. The Purchaser is not aware of any jurisdiction within the United States in which the making of the Offer of the acceptance of Units tendered in the Offer would be illegal.

        In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will withdraw the Offer. The Purchaser has filed with the SEC, the Schedule TO, together with exhibits, pursuant to Rule 14d-1 of the General Rules and Regulations under the Exchange Act, furnishing information with respect to the Offer, and may file amendments to that Schedule TO. The Schedule TO and any amendments to that Schedule TO, including exhibits, may be examined and copies may be obtained from the SEC as set forth above in "Introduction."

        No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Sale and, if given or made, any information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Partnership since the date as of which information is furnished or the date of this Offer to Purchase.

                                   SCHEDULE 1

                       INFORMATION REGARDING THE MANAGERS
                         OF EQUITY RESOURCES GROUP, INC.

        Set forth below are the names of the members of Equity Resources Group, Inc., the Manager of the Purchaser and their present principal occupations and five (5) year employment histories. Each individual is a citizen of the United States and the business address of each person and entity below is 44 Brattle Street, Cambridge, MA 02138.

Eggert Dagbjartsson     Executive Vice President and Principal, Equity Resources
                        Group Inc., 1992-Present General Partner, Equity
                        Resource Weston Fund Limited Partnership, 2002-Present

                        Mr. Dagbjartsson began working at Equity Resources Group, Inc. (ERG) in 1985. In 1989, Mr. Dagbjartsson became ERG's Chief Investment Officer, with primary responsibility for the valuation and negotiation of investment acquisitions for various Equity Resource Funds. In 1992, Mr. Dagbjartsson became Executive Vice President and Principal of ERG. In addition to being the General Partner of Equity Resource Weston Fund, Mr. Dagbjartsson is a Co-General Partner of the following Equity Resources Funds:

                                    Equity Resource Fund XVII
                                    Equity Resource Fund XIX
                                    Equity Resource General Fund
                                    Equity Resource Cambridge Fund
                                    Equity Resource Brattle Fund
                                    Equity Resource Bay Fund
                                    Equity Resource Pilgrim Fund
                                    Equity Resource Bridge Fund
                                    Equity Resource Boston Fund
                                    Equity Resource Lexington Fund
                                    Equity Resource Arlington Fund

                        During the past five years, Mr. Dagbjartsson has not been convicted in a criminal proceeding or been a party to any procedural or administrative proceeding that resulted in a judgment, decree or final order enjoining Mr. Dagbjartsson from future violations of, or prohibiting activities subject to, federal or state securities law, or a finding of any violation of federal or state securities law.

Equity Resources Weston Fund Limited Partnership was formed under Massachusetts law in June 2002 for the purpose of providing a secondary market for real estate limited partnership interests. Its predecessor entity, Equity Resource Group, Inc., was formed under Massachusetts law in March 1981 for the purpose of providing financial consulting services in the field of real estate limited partnerships syndicated through private placement offerings. The corporation's functions include advising real estate developers, investors and syndicators in the areas of financial analysis, negotiation and the structuring of investment entities.

                                   SCHEDULE 2

                       PROPERTIES OWNED BY THE PARTNERSHIP

        For a summary of the Properties owned by the Partnership, see Section 10 of the Offer.

                      [THIS PAGE LEFT INTENTIONALLY BLANK]

                          EQUITY RESOURCES GROUP, INC.
                                44 BRATTLE STREET
                               CAMBRIDGE, MA 02138
                                 (617) 876-4800
                            Info@equityresources.com

                                                                  EXHIBIT (A)(2)

                           EQUITY RESOURCE WESTON FUND
                                44 Brattle Street
                               Cambridge, MA 02138

                                  June 17, 2003

                           Offer To Purchase Units in
                  Capital Realty Investors IV Ltd. Partnership
                                for $40 Per Unit

Dear Limited Partner:

Equity Resource Weston Fund (the "Purchaser") is offering to purchase limited partnership units in Capital Realty Investors IV Ltd. Partnership (the "Partnership") for $40 per unit less the transfer fee charged by the general partner of the Partnership. If you are interested in selling your units, please read the enclosed offer carefully. It contains important information concerning the Purchaser, the Partnership and the terms of the offer. The Purchaser's offer will expire on July 17, 2003.

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

..    Highest Offer Price
     To the best of the Purchaser's knowledge, its offer price of $40 per unit is currently the highest offer price for units in the Partnership. Limited Partners should note that the Purchaser will deduct the general partner's transfer fee from its offer price. This transfer fee is $100 per transaction, not per unit. For example, a limited partner who tenders twenty units will receive $700 for those units ($800 less the $100 transfer fee).

..    Recent Partnership Activity
     Over the past two years, the Partnership's distributions have come primarily from the sales of properties in which the Partnership was invested. Though the Purchaser was unable to calculate the Partnership's net asset value, it believes that these sales have reduced the Partnership's residual value. Given this reduced residual value, the Purchaser believes it is offering an attractive price when compared to the current portfolio of properties held by the Partnership.

..    Eliminate Future Taxable Income
     Purchase money notes currently encumber eleven of the twenty-one properties in which the Partnership is invested. These notes are accruing interest. The total outstanding principal and interest on the notes was $93,716,105 as of March 31, 2003. In several cases, the purchase money notes are in excess of the value of the properties they encumber. When appropriate, the Partnership has satisfied purchase money notes by either transferring properties to the note holders or by negotiating a reduced payoff of the notes. With either type of transaction, the Partnership must recognize forgiveness of debt income. Forgiveness of debt income is taxable and limited partners are required to pay taxes on their share of that income.

     The Partnership has negotiated the transfer of four properties to their note holders in 2003. These properties are in addition to the eleven properties that still have outstanding notes. As a result of the transfers, the Partnership has generated $254 of taxable income per unit for the first quarter of 2003. Though the Purchaser has no information regarding the Partnership's plans for the remaining purchase money notes, it believes that a significant portion of those notes will be satisfied by either transferring properties to the note holders or by negotiating reduced payoffs. The Purchaser's offer gives limited partners the opportunity to liquidate their units and eliminate future taxable income for this investment. Since each limited partners particular tax situation, we urge you to contact your tax advisor before tendering units under the offer. [See "THE OFFER-Section 6-Certain Tax Consequences"]

..    The Partnership Owns Government-Subsidized Housing Subject to Long-Term
     Restrictions
     The Partnership currently holds limited partnership interests in twenty-one local limited partnerships. The majority of these local partnerships own low-income housing projects that are subject to government regulations limiting the amount of money that the local partnerships can distribute to the Partnership. The restrictions also limit the properties' rent levels and may impact the Partnership's ability to sell or refinance some of its properties. These restrictions will not fully expire until 2024. For a complete description of the Partnership's holdings and its plans regarding these holdings, please review the Partnership's most recent 10-K and 10-Q.

..    Eliminate Future K-1's/Opportunity for Liquidity
     The Purchaser's offer provides liquidity to limited partners by giving them an opportunity to terminate their investment. The Partnership has been in existence for 20 years. The Purchaser anticipates that the Partnership will continue to operate for the foreseeable future. By selling your units, you give yourself the opportunity to place the proceeds from a sale into other, more liquid investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

..    Effects of a Sale of Your Units
     Limited partners who sell their units will be giving up the opportunity to participate in any future potential benefits associated with ownership of units, including the right to participate in any future distribution of cash or property. The partnership is currently negotiating the sale of Campbell Terrace, one of the properties in which it is invested. If the sale is finalized, limited partners may receive a distribution. The Purchaser does not know when a sale, if it occurs, will be finalized and does not know if a distribution will be made as a result of the sale. See "The Offer-Section 10-Certain Information Concerning the Partnership."

..    Offer Price May Not Represent the Full Value of Your Units
     No independent party has been retained by the Purchaser or by any other person to evaluate or render any opinion to limited partners with respect to the fairness of the offer price, and no representation is being made as to fairness or to other measures of value that may be relevant to limited partners. Because of the two-tiered structure of the Partnership, the government-regulated income restrictions and the potential inability to sell or refinance a portion of the Partnership's assets, the Purchaser was unable to calculate a net asset value for units and the Purchaser's offer price may be viewed as speculative in nature. The offer price could differ significantly from the proceeds that could be realized from a current sale of the properties owned by the Partnership or that may be realized upon a future liquidation of the Partnership. [See "THE OFFER-Introduction-Market Value of Units" and "THE OFFER-Section 7-Purpose and Effects of the Offer"]

..    The Purchaser is Seeking to Acquire Units for Long-Term Investment Purposes
     The Purchaser is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase units in the Partnership in advancement of that strategy. The units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Purchaser does not acquire general partner positions and is not engaged in property management.

If you wish to sell your units, complete the enclosed Agreement of Sale and Assignment according to the directions on the agreement, sign where indicated and return it in the pre-addressed return envelope. If you have any questions regarding this offer, please call Equity Resources Group at (617) 876-4800 or email them at info@equityresources.com.

Sincerely,

Equity Resource Weston Fund

                                                                  EXHIBIT (A)(3)

                                                                           CRI 4

                        AGREEMENT OF SALE AND ASSIGNMENT

The undersigned Limited Partner (the "Seller") does hereby sell, assign, transfer, convey and deliver to Equity Resource Weston Fund LP, a Massachusetts limited partnership, or its designee ("Weston Fund" or the "Purchaser"), all of the Seller's right, title and interest in the units (the "Units") of limited partnership interests in Capital Realty Investors IV Ltd. Partnership, (the "Partnership") being sold pursuant to this Agreement of Sale and Assignment ("Agreement") and indicated on the signature pages to this Agreement, for a purchase price of $40 per Unit less the transfer fee charged by the general partner of the Partnership and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 17, 2003 without regard to the record date or whether such distributions are classified as a return on, or a return of, capital.

PAYMENT FOR UNITS BEING SOLD PURSUANT TO THIS AGREEMENT WILL BE MADE WITHIN FIFTEEN (15) BUSINESS DAYS FOLLOWING THE "EXPIRATION DATE" SET FORTH IN THE OFFER TO PURCHASE ACCOMPANYING THIS AGREEMENT, PROVIDED WESTON FUND HAS RECEIVED AND ACCEPTED THIS AGREEMENT, PROPERLY COMPLETED AND DULY EXECUTED AND HAS RECEIVED ASSURANCES FROM THE PARTNERSHIP THAT THE SELLER'S ADDRESS WILL BE CHANGED TO THE PURCHASER'S ADDRESS PURSUANT TO THE TERMS AND CONDITIONS OF THE OFFER.

The Seller hereby represents and warrants to the Purchaser that the Seller owns all of the Units being sold hereunder and has full power and authority to validly sell, assign, transfer, convey, and deliver to the Purchaser such Units, and that when any such Units are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all options, liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim. The Seller represents and warrants that the Seller is a "United States person" as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, or if the Seller is not a United States person, the Seller does not own beneficially or of record more than 5 percent of the outstanding Units. The Seller also represents and warrants that in deciding to sell the Units to the Purchaser, the Seller has not relied upon any representation or warranty made by the Purchaser or any agent of the Purchaser with respect to the value of the Units or the income tax consequences of the sale of the Units.

The sale of Units pursuant to this Agreement shall include, without limitation, all rights in, and claims to, any Partnership profits and losses, cash distributions, voting rights and other benefits of any nature whatsoever, distributable or allocable to such Units under the Partnership's Agreement of Limited Partnership. Upon the execution of this Agreement by the Seller, Purchaser shall have the right to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of such Units. By executing this Agreement, Seller assigns to Purchaser (i) the Seller's right to pursue any legal or other action of recovery against any person or entity which might be liable in any way to the Seller as a result of his purchase or ownership of the Units (or any interest therein) being sold hereby and (ii) any existing or future rights arising from the refusal of the Partnership or its General Partner to recognize the substitution of Purchaser as a limited partner, the assignment of Seller's beneficial ownership of the Units to Purchaser, or the assignment of claims effected by clause (i) of this sentence. Any damages or recoveries resulting from such actions, whether initiated by the Purchaser or by other parties will be due and payable to the Purchaser.

Seller, upon execution of this Agreement, hereby irrevocably constitutes and appoints Purchaser as its true and lawful agent and attorney-in-fact with respect to the Units being sold hereby with full power of substitution. This power of attorney is an irrevocable power, coupled with an interest of the Seller to Purchaser, to (i) execute, swear to, acknowledge, and file any document relating to the assignment of the Units being sold hereby on the books of the Partnership that are maintained with respect to the Units and on the Partnership's books maintained by the General Partner of the Partnership, or amend the books and records of the Partnership as necessary or appropriate for the assignment of the Units, (ii) vote or act in such manner as any such attorney-in-fact shall, in its sole discretion, deem proper with respect to the Units being sold hereby, (iii) deliver the Units being sold hereby and transfer ownership of such Units on the books of the Partnership that are maintained with respect to the Units and on the Partnership's books, maintained by the Partnership's General Partner, (iv) endorse on the Seller's behalf any and all payments received by Purchaser from the Partnership for any period on or after June 17, 2003 which are made payable to the Seller, in favor of Purchaser, (v) execute on the Seller's behalf, any applications for transfer and any distribution agreements required by the National Association of Securities Dealers, Inc.'s Notice to Members 96-14 to give effect to the transaction contemplated by this Agreement, (vi) receive all distributions and inspect and amend the books and records of the Partnership, including Seller's address and records, to direct all distributions to Purchaser as of the effective date of this Agreement, (vii) request an accounting of the affairs of the Partnership. Purchaser shall not be required to post bond of any nature in connection with this power of attorney, and (viii) in the event that the General Partner of the Partnership refuses to either transfer the Seller's Units to the Purchaser or to admit the Purchaser as a substitute limited partner, take legal action, as the Seller's true and lawful agent and attorney-in-fact, on behalf of the Seller, to enforce this Agreement of Sale.

Seller does hereby direct and instruct the Partnership and the General Partner immediately upon their receipt of this Agreement of Sale, which includes a power of attorney appointing the Purchaser as the Seller's true and lawful agent and attorney-in-fact, (i) to amend the books and records of the Partnership to change the Seller's address of record for purposes of mailing distributions with respect to the Units being sold hereby to Equity Resource Weston Fund, LP c/o Equity Resources Group, Inc., 44 Brattle Street Cambridge, MA 02138 and (ii) to forward all distributions and all other information relating therein to be received by Seller to Equity Resource Weston Fund, LP to the address set forth in (i) above.

Seller does hereby release and discharge the General Partner and their officers, shareholders, employees and agents from all actions, causes of actions, claims or demands Seller has, or may have, against the General Partner that result from the General Partner's reliance on this Agreement or any of the terms and conditions contained herein. Seller agrees to indemnify and hold the Purchaser and the Partnership harmless from and against, and to reimburse the Purchaser and/or the Partnership on demand, for any damage, loss, cost or expense (including attorneys' fees and costs of investigation incurred in defending against and/or settling such damage, loss, cost or expense)

                                                                           CRI 4

reasonably incurred by the Purchaser and/or the Partnership arising out of or in connection with any misrepresentation, breach of warranty, or failure to perform or violation of any agreement or covenant on the part of the Seller under this Agreement.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Seller and any obligations of the Seller shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. This agreement is irrevocable and may not be withdrawn following execution and delivery by the Seller. Upon request, the Seller will execute and deliver any additional documents deemed by the Purchaser or the Partnership to be necessary or desirable to complete the assignment, transfer and purchase of such Units.

If the Seller is more than one person, then and in such event, the obligations of the Seller under this Agreement shall be joint and several and the representations, warranties and covenants herein contained shall be deemed to be made by and binding upon each such person and his heirs, executors, administrators, successors and assigns. The representations, warranties, covenants and agreements contained in this Agreement shall survive the transfer of the Units made by this Agreement and the payment of the consideration therefor.

The Seller hereby certifies, under penalties of perjury, that (i) the tax identification number shown on this form is the Seller's correct Taxpayer Identification Number; and (ii) Seller is not subject to backup withholding either because Seller has not been notified by the Internal Revenue Service (the "IRS") that Seller is subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified Seller that Seller is no longer subject to backup withholding.

The Seller hereby also certifies, under penalties of perjury, that the Seller, if an individual, is not a nonresident alien for purposes of U.S. income taxation, and if not an individual, is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations). The Seller understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.

The undersigned recognizes that, if proration is required pursuant to the terms of the Offer, the Purchaser will accept for payment from among those Units validly tendered on or prior to the Expiration Date and not properly withdrawn, the maximum number of Units permitted pursuant to the Offer on a pro rata basis. The undersigned understands that a tender of Units to the Purchaser will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchaser may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Agreement for Units not accepted for payment will be destroyed by the Purchaser.

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts. Seller waives any claim that any court in Massachusetts is an inconvenient forum, and waives any right to trial by jury.

The undersigned Seller (including any joint owner(s)) owns and wishes to assign the number of Units set forth below. By its own or its Authorized Signatory's signature below, the Seller hereby assigns its entire right, title and interest in the Units set forth below to the Purchaser.

By executing this Agreement, the Seller hereby acknowledges to the General Partner that the Seller desires to assign the Units referenced herein and hereby directs the General Partner to take all such actions as are necessary to accomplish such assignment, and appoints the General Partner the agent and attorney-in-fact of the Limited Partner, to execute, swear to, acknowledge and file any document or amend the books and records of the Partnership as necessary or appropriate for the assignment of the withdrawal of the Limited Partner.

Each of the Parties hereto agrees to promptly execute and deliver any and all further agreements, documents or instruments necessary to effectuate this Agreement and the transaction referred to herein or reasonably requested by the other party to perfect or evidence its or his rights hereunder.

Should either party hereto commence any proceeding to enforce the provisions of this Agreement, then and in such event, the prevailing party in any such proceeding or action shall be entitled to reimbursement of its or his costs, including attorney's fees, incurred in the investigation and prosecution of such proceeding or action. The parties agree that the proper venue for any such action shall be in the County of Middlesex, Commonwealth of Massachusetts, and the Seller hereby consents to the jurisdiction over the Seller by the state and Federal courts of or in the Commonwealth of Massachusetts, County of Middlesex in connection with any proceeding or action brought under this Assignment.

Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction.

                                                                           CRI 4

                                 SIGNATURE PAGE

          IN WITNESS WHEREOF, ERG and the Limited Partners have executed this Assignment as of June 17, 2003.

       (A) NUMBER OF UNITS OWNED: _________________ NUMBER OF UNITS TO BE TRANSFERRED -ALL-

(B) _______________________________________________________________________
        Limited Partner (s)/Assignor(s) (Full Registered Name of Limited
                             Partner(s)/Assignor(s))

(C) Mailing Address :

____________________________________   (F) _____________________________________
Street                                 Social Security/Taxpayer No. of Limited
                                       Partner

____________________________________   _________________________________________
City State Zip                         Security/Taxpayer No. of Joint Limited
                                       Partner

(D) ________________________________
Telephone Number (And Fax Number if
Available)

(E) ________________________________   _________________________________________
Signature of Limited Partner           Signature of Joint Limited Partner or
                                       Custodian /Trustee

Date ____________________, 200______   Date _________________________, 200______

Limited Partner's Signature            Jnt Limited Partner's or
Guarantee                              Custodian /Trustee Signature Guarantee

(G) Custodian(s) or Trustee(s)
Information

____________________________________
Name of Custodian(s) or Trustee(s)

____________________________________
Address

____________________________________
City, State, Zip

____________________________________   _________________________________________
Account Number                         for EQUITY RESOURCE WESTON FUND

                   INSTRUCTIONS TO COMPLETE AGREEMENT OF SALE

LINE      HOW TO FILL IN
----      --------------
(A)       number of Units you wish to sell

(B) print full registered name of Limited Partner (for example: "Mary Smith" or "Anne & Bob Smith, JTWROS"). If Units are held in partnerships, trusts, retirement accounts or other entities, please indicate (for example: "ABC Corp. Pension Plan, Jane Smith, Custodian" or "John Smith, Trustee UGMA FBO Sarah Smith Trust")

(C)       Limited Partner's current mailing address

(D)       telephone number

(E)       signature of person listed on Line B or authorized representative

(F)       social security or tax ID number of person/entity listed on Line B

(G)       name and address of custodian (for example, IRA custodian)

signature guarantee: necessary only if selling more than 100 units. May be obtained by the officer of a national bank or trust company, or a member firm of a stock exchange.

                          EQUITY RESOURCES GROUP, INC.
                                44 BRATTLE STREET
                               CAMBRIDGE, MA 02138

                                                                  EXHIBIT (A)(4)

                                   SCHEDULE TO

     Equity Resource Weston Fund LP, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") is offering (the "Offer") to purchase 11,025 units ("Units") of limited partnership interests in Capital Realty Investors IV Ltd. partnership (the "Subject Company") for a purchase price of $40 per Unit in cash less the $100 per transaction transfer fee. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON JULY 17, 2003 ("Expiration Date").

     Offer materials will be mailed to record holders, beneficial holders, brokers, banks and similar persons whose name appears on the list of limited partners of the Subject Company ("Limited Partners"). You may obtain a copy of the tender offer materials with respect to the Offer by calling Equity Resources Group, Inc., the manager of the Offer, at (617) 876-4800. The Purchaser does not currently intend to establish control of the Subject Company. The general partner of the Subject Company has not approved or disapproved of the Offer.

     If more than 11,025 Units are validly tendered and not withdrawn, Purchaser will accept up to 11,025 Units, on a pro rata basis. If Purchaser decides to extend the Offer, Purchaser will promptly send each Limited Partner notification of that fact. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Purchaser. A cash payment for Units will be made within 10 business days following the expiration date of the Offer, as long as the Purchaser has received a properly completed and duly executed Agreement of Sale and assurances from the general partner of the Subject Company that the address applicable to the holder of those Units will be changed to Purchaser's address. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time up to the date that the Offer, as extended, expires. For a withdrawal to be effective, a signed, written or facsimile transmission notice of withdrawal must be timely received by Purchaser.

     The information required by Exchange Act Rule 14d-6(d)(1) is contained in the Offer to Purchase with respect to the Offer and is incorporated by reference into this summary advertisement. The complete terms and conditions of this Offer are set forth in the Offer to Purchase and related agreement of sale, which are being filed today with the Securities and Exchange Commission and mailed to Limited Partners.